NATIXIS FUNDS TRUST I

March 22, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust I
Post-Effective Amendment No. 90
(File Nos.: 2-98326 and 811-04323)

Dear Sir or Madam:

On behalf of Natixis Funds Trust I (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 90 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is anticipated that the Amendment will become effective on May 2, 2011.

The Registrant is filing the Amendment to (i) change the name of the Natixis U.S. Diversified Portfolio (the “Fund”); (ii) change the investment strategy of the Fund; (iii) and replace one of the Fund’s current subadvisors. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on May 2, 2011 to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions or comments on the attached materials to me at (617) 449-2822.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary